SYNCHRONOSS TECHNOLOGIES, INC.

750 Route 202 South, Suite 600

Bridgewater, New Jersey 08807

December 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Gilmore
Accounting Branch Chief

Re:	Synchronoss Technologies, Inc. (File No. 000-52049)
Request for Extension to Comment Letter Response

Dear Mr. Gilmore:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2010 of Synchronoss Technologies, Inc. (the “Company”) set forth in your letter dated December 2, 2011 (the “Comment Letter”).

As discussed with Mr. David Edgar of the Staff on December 6, 2011, the Company hereby requests an extension of time to respond to the Comment Letter.  The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than January 6, 2012.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (908) 547-1239.

Sincerely,

/s/ Ronald J. Prague

Ronald J. Prague
Executive Vice President and General Counsel

cc:         Marc F. Dupre, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP